FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 16, 2008

Item 3: News Release:

A news release dated and issued on December 16, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Options Fiedmont Platinum Group Metals (PGM) Property

Item 5: Full Description of Material Change:

December 16, 2008.  Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that the Company has entered into an Option Agreement (the “Agreement”) with Kinbauri Gold Corp. (“Kinbauri”) (TSX.V: KNB) whereby PFN may earn a 60% interest  in Kinbauri’s Fiedmont Property (“Fiedmont”) subject to a 2% NSR held by the original vendors; the vendor’s NSR is subject to a one percent, $900,000 buy-back. Under the terms of the Agreement, PFN may pay Kinbauri an aggregate amount of $98,000, issue 150,000 PFN common shares to Kinbauri, subject to regulatory hold periods and expend $400,000 on exploration prior to November 30th, 2010 to earn its interest. PFN’s first year commitment is mandatory and includes payment to Kinbauri of $38,000, issuance of 50,000 PFN shares, and expenditures of $150,000 on exploration prior to November 30th, 2009. The Agreement is subject to regulatory approval.

Fiedmont Platinum Group Metals (PGM) Property

The Fiedmont property is located 30km north of Val d’Or, Quebec, and is road accessible. The property consists of 84 claims (3,458 ha); 40 claims of which were staked in 2008. Kinbauri completed a 4 hole (240m) diamond drilling program plus a heliborne magnetometer survey in 2006. The drill program, which targeted 4 showings within a small area, identified three mineralized zones; some of the better intercepts from the drill program are:

1.2 grams per tonne (g/t) Platinum+Palladium and 0.12% Nickel over 8.6m

1.12 g/t Platinum+Palladium and 0.13% Nickel over 2.5m

1.5 g/t Platinum+Palladium and 0.071% Nickel over 5.0m

The airborne survey indicated the presence of two large, differentiated mafic/ultramafic intrusive complexes on the property.  Recently, a 2km x 2km grid was cut to cover most of the northern complex, including all showings identified to date. A total of 1,842 humus samples were collected across the grid for PGM and base metal geochemical analysis. During sample collection, a large area of mafic breccia was identified.  PFN plans to initiate diamond drilling this winter, focusing on areas of known PGM mineralization and targets defined by the soil (humus) sampling program and magnetometer survey.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of December 2008.